SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Commercial Vehicle Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

202608105
(CUSIP Number)

OLMA Capital Management Limited
7 Seville Place
Dublin 1, Ireland
+44 7407 154441
Attention: George Guthrie
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2020
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 202608105	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON OLMA Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,948,001 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,948,001 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,948,001 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 202608105	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Commercial Vehicle Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 7800 Walton Parkway, New Albany, Ohio 43054.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed by OLMA Capital Management Limited, a private company limited by shares organized under the laws of the Republic of Ireland (the “Reporting Person”), with respect to the shares of Common Stock directly held by OLMA Industries LP (formerly known as Coppinger International LP) (“OLMA Industries”), a limited partnership organized under the laws of the Republic of Ireland, to which the Reporting Person serves as the general partner and investment manager.

(b)	The address of the principal business office of the Reporting Person is 7 Seville Place, Dublin 1, Ireland.

(c)	The principal business of the Reporting Person is to serve as the general partner of and to act as investment manager to OLMA Industries.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a private company limited by shares organized under the laws of the Republic of Ireland.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of the date hereof, the Reporting Person has purchased for the account of OLMA Industries an aggregate of 1,948,001 shares of Common Stock for an aggregate consideration of approximately $6,456,083, excluding brokerage commissions. The purchases were funded with the capital contributions of investors in OLMA Industries.

Item 4.	PURPOSE OF TRANSACTION.

On April 6, 2020, OLMA Industries and Vevo North America Capital Partners, Inc. (“Vevo”) entered into a Sale and Purchase Purchase Agreement (the “Vevo Purchase Agreement”) pursuant to which OLMA Industries acquired 1,268,519 shares of Common Stock, at a price of $3.00 per share, previously owned by Vevo. This Item 4 does not provide a complete description of the Vevo Purchase Agreement, and such description is qualified in its entirety by reference to the agreement, a form of which is set forth as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 202608105	SCHEDULE 13D	Page 4 of 8 Pages

On September 24, 2020, the Reporting Person issued a press release (the “Press Release”) announcing its significant investment in the Issuer. The foregoing description of the Press Release is not complete and is qualified in its entirety by reference to the Press Release, a copy of which is filed herewith as Exhibit 99.2 to this Schedule 13D and is incorporated by reference herein.

The Reporting Person acquired the shares of Common Stock because it believed the Common Stock is undervalued and represents an attractive investment opportunity. The Reporting Person intends to consider, explore and develop plans and potentially make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer’s operations, management, Board of Directors’ (the “Board”) composition, governance, capital and corporate structure, capital allocation policies, strategy and plans and potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets. The Reporting Person may change its intention with respect to any and all matters referred to in this Item 4 and/or in proposing or taking one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D as the Reporting Person may deem appropriate. The Reporting Person intends to communicate with the Issuer’s management and the Issuer’s Board about a broad range of matters, including, without limitation, any of the foregoing and may communicate with other shareholders or third parties regarding the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

The Reporting Person intends to review its investment in the Common Stock on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, general economic and industry conditions, price levels of the Common Stock, the outcome of any discussions referenced above, actions taken by the Board and other investment opportunities available to the Reporting Person, the Reporting Person may in the future, as it deems appropriate, modify OLMA Industries’ ownership of the Common Stock or other securities of the Issuer or derivative securities related thereto.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)	The information set forth in rows 11 and 13 of the cover page to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 32,645,048 outstanding shares of Common Stock as of August 10, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, as filed with the Securities and Exchange Commission on August 10, 2020.

(b)	The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated herein by reference.

(c)	Except as disclosed in Item 4 of this Schedule 13D and as set forth on Schedule B attached hereto, there have been no transactions in the shares of Common Stock during the 60 days prior to the date of this Schedule 13D by the Reporting Person.

(d)	No person (other than OLMA Industries and the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

CUSIP No. 202608105	SCHEDULE 13D	Page 5 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure concerning the Vevo Purchase Agreement contained in Item 4 of this Schedule 13D is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 99.1	Sale and Purchase Agreement, dated April 6, 2020, by and between OLMA Industries LP and Vevo North America Capital Partners, Inc.
Exhibit 99.2	Press Release, dated September 24, 2020.

CUSIP No. 202608105	SCHEDULE 13D	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2020

OLMA CAPITAL MANAGEMENT LIMITED

By:	/s/ George Guthrie
Name:	George Guthrie
Title:	Partner, Head of Legal and Compliance & Company Secretary

CUSIP No. 202608105	SCHEDULE 13D	Page 7 of 8 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each general partner, managing member, control person, director and/or executive officer of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D except as otherwise disclosed herein.

OLMA Capital Management Limited

Name	Title or Relationship with Reporting Person	Present Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philippe Der Megreditchian	Managing Partner	Managing Partner – OLMA Conseil SAS	France	13 rue du Docteur Lancereaux, 75008 Paris, France
Stepan Petrossian	Managing Partner	Managing Partner – OLMA Conseil SAS	France	13 rue du Docteur Lancereaux, 75008 Paris, France
David Ogilvie-Forbes	Director	Director – OLMA Capital Management Limited	United Kingdom	174 Merton Road, London SW19 1EG, United Kingdom
Nicolas Salmon	Director	Partner – OLMA Capital Management Limited	France	17 route d’Entrevayes, Champéry, Valais 1874, Switzerland
Connell Gallagher	Director	Director – CAD-IT Consultants (Europe) Limited	Ireland	15 Hampton Park, Booterstown, Co. Dublin, Ireland
Rachel Gallagher	Director	Digital Director – Drury Communications Limited	Ireland	17a Gilford Road, Sandymount, Co. Dublin, D04 RK29, Ireland

CUSIP No. 202608105	SCHEDULE 13D	Page 8 of 8 Pages

Schedule B

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the shares of Common Stock effected in the past 60 days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/11/2020	47,380	5.0191	5.0038 – 5.0400
9/14/2020	250,000	5.1270	4.9716 – 5.2940
9/15/2020	32,078	5.5531	5.4862 – 5.6393
9/16/2020	15,000	5.7211
9/18/2020	10,000	5.6988
9/21/2020	20,000	5.4402	5.3826 – 5.4978
9/22/2020	12,500	5.3699